Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated September 14, 2009 and Index Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 February 8, 2010

$ Quarterly Review Notes due February 28, 2011 Linked to the S&P GSCITM Industrial Metals Excess Return Index Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek early exit prior to maturity at a premium if the averaged closing level of the Index (as defined below) is at or above the applicable call level on any of the four quarterly review dates. If the Notes are not called, investors are protected at maturity against up to a 20% decline of the reference asset on the final review date but will lose some or all of their principal if the reference asset declines by more than 20%. Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is May 17, 2010.

•	Senior unsecured obligations of Barclays Bank PLC maturing February 28, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about February 17, 2010[2] (the “pricing date”) and are expected to issue on February 22, 2010[2] (the “settlement date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P GSCITM Industrial Metals Excess Return Index (the “Index”) (Bloomberg ticker symbol “SPGCINP <Index>”)

Automatic Call:	On any review date, if the arithmetic average of the closing level of the reference asset on each of the five averaging dates applicable to that review date (the “averaged closing level”) is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date: 100% of the initial level Second review date: 100% of the initial level Third review date: 100% of the initial level Final review date: 100% of the initial level

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•     at least 3.300%* x $1,000 if called on the first review date

•     at least 6.600%* x $1,000 if called on the second review date

•     at least 9.900%* x $1,000 if called on the third review date

•     at least 13.200%* x $1,000 if called on the final review date

*  The actual percentage applicable to the first, second, third and final review dates will be determined on the pricing date but will not be less than 3.300%, 6.600%, 9.900% and 13.200%, respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 20% decline of the reference asset. If the final level has declined by up to 20% from the initial level, you will receive the principal amount of your Notes at maturity. If the final level declines by more than 20%, you will be fully exposed to any decline in the reference asset, and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the reference asset return reflects a decline of more than 20%.

Buffer Percentage:	20%

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final level – Initial level Initial level

Initial Level:	[—], the initial level will be the level of the Index at a time on the pricing date as agreed by the Issuer and the Placement Agent. Accordingly, the initial level could be higher than the closing level of the Index on the pricing date.

Final Level:	The averaged closing level for the final review date.

Averaged Closing Level:	For any review date, the arithmetic average of the closing level of the Index on each of the five averaging dates applicable to that review date.

Review Dates[1]:	May 17, 2010 (first review date), August 17, 2010 (second review date), November 17, 2010 (third review date) and February 23, 2011 (final review date)

Averaging Dates[1]:

The averaging dates applicable to each review date are as follows:

First review date: May 11, 2010, May 12, 2010, May 13, 2010, May 14, 2010 and May 17, 2010

Second review date: August 11, 2010, August 12, 2010, August 13, 2010, August 16, 2010 and August 17, 2010

Third review date: November 10, 2010, November 12, 2010, November 15, 2010, November 16, 2010 and November 17, 2010

Final review date: February 16, 2011, February 17, 2011, February 18, 2011, February 22, 2011 and February 23, 2011

Maturity Date:	February 28, 2011[1]

Calculation Agent:	Barclays Bank PLC

Scheduled Trading Day:	Any day when the calculation agent is open for business in London and New York.

CUSIP/ISIN:	06740JK82 / US06740JK823

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities “ in the prospectus supplement. If any averaging date is not a scheduled trading day, then such averaging date will be the next succeeding scheduled trading day, and any subsequent averaging dates will be postponed to occur on the next following scheduled trading days. If the final review date is postponed because it or any other averaging date was not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final review date (as postponed) and the maturity date (as postponed) remains the same

[2]	Expected. In the event we make any change to the expected pricing date and settlement date, the review dates and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, the index supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 and the index supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

•	Index supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190961/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Index Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial level of 214.46, which results in a call level of 214.46 for each of the review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second, third and final review dates are 3.300%, 6.600%, 9.900% and 13.200%, respectively, regardless of the appreciation of the reference asset, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Averaged Closing Level at Review Date	Index Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
386.02	80.00%	3.300%	6.600%	9.900%	13.200%
364.58	70.00%	3.300%	6.600%	9.900%	13.200%
343.13	60.00%	3.300%	6.600%	9.900%	13.200%
321.69	50.00%	3.300%	6.600%	9.900%	13.200%
300.24	40.00%	3.300%	6.600%	9.900%	13.200%
278.79	30.00%	3.300%	6.600%	9.900%	13.200%
257.35	20.00%	3.300%	6.600%	9.900%	13.200%
235.90	10.00%	3.300%	6.600%	9.900%	13.200%
225.18	5.00%	3.300%	6.600%	9.900%	13.200%
214.46	0.00%	3.300%	6.600%	9.900%	13.200%
210.17	-2.00%	N/A	N/A	N/A	0.00%
203.73	-5.00%	N/A	N/A	N/A	0.00%
193.01	-10.00%	N/A	N/A	N/A	0.00%
182.29	-15.00%	N/A	N/A	N/A	0.00%
171.57	-20.00%	N/A	N/A	N/A	0.00%
150.12	-30.00%	N/A	N/A	N/A	-30.00%
128.67	-40.00%	N/A	N/A	N/A	-40.00%
107.23	-50.00%	N/A	N/A	N/A	-50.00%
85.78	-60.00%	N/A	N/A	N/A	-60.00%
64.34	-70.00%	N/A	N/A	N/A	-70.00%
42.89	-80.00%	N/A	N/A	N/A	-80.00%
21.45	-90.00%	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the reference asset increases from the initial level of 214.46 to an averaged closing level of 225.18 on the first review date.

Because the averaged closing level on the first review date of 228.18 is greater than the call level of 214.46, the Notes are automatically called, and the investor receives a single payment of $1,033.00 per $1,000 principal amount Note.

Example 2: The level of the reference asset decreases from the initial level of 214.46 to an averaged closing level of 210.18 on the first review date, 203.73 on the second review date, 199.45 on the third review date and 193.01 on the final review date.

Because the averaged closing levels on each of the review dates are less than the corresponding call level of 214.46 and the final level has not declined by more than 20% from the initial level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the reference asset decreases from the initial level of 214.46 to an averaged closing level of 210.18 on the first review date, 203.73 on the second review date, 199.45 on the third review date and 150.12 on the final review date.

Because the averaged closing levels on each of the review dates are less than the corresponding call level of 214.46 and the final level is more than 20% below the initial level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x -30%] = $700

Selected Purchase Considerations

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Appreciation Potential—If the averaged closing level of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) at least 3.300%* x $1,000 if called on the first review date; (ii) at least 6.600%* x $1,000 if called on the second review date; (iii) at least 9.900%* x $1,000 if called on the third review date; or (iv) at least 13.200%* x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is one year, the Notes will be called before maturity if the averaged closing level of the reference asset is at or above the applicable call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

•

Limited Protection Against Loss—If the Notes are not called and the final level declines by no more than 20% as compared to the initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If the final level declines by more than 20% from the initial level, you will be fully exposed to declines in the reference asset, and you will lose 1% of the principal amount of your Notes for every 1% that the reference asset return is below zero.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. If your Notes are called on the first, second or third review date, such gain or loss would be short-term capital gain or loss because your holding period in the Notes on that date would not exceed one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that you should be treated as directly owning the assets underlying the Reference Asset. In such case, it is possible that (i) you could be required to recognize gain or loss each time a contract tracked by the Reference Asset rolls and (ii) other potential timing and character mismatches could occur. You should consult your tax advisor as to such treatment in respect of the Notes.

Additionally, it is possible that the Internal Revenue Service could assert that your holding period in respect of your Notes should be determined by the dates on which the amount you are entitled to receive is calculated, even though you will not receive any amounts from the issuer in respect of your Notes until after such dates. In such case, if your Notes are outstanding on the final review date, four of the five averaging dates that determine the amount you are entitled to receive at maturity will occur within one year of the beginning of your holding period, and thus all or a portion of your holding period in respect of your Notes could be treated as less than one year. If your Notes were so treated, all or a portion of your gain or loss on your Notes could be short-term capital gain or loss, even if you receive cash upon the maturity of your Notes at a time that is more than one year after the beginning of your holding period.

It is also possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts underlying the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

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•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

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Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 20% compared to the initial level, you will be fully exposed to declines in the reference asset and will lose 1% of your principal amount for every 1% decline in the final level compared to the initial level.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the price of the reference asset, which may be significant. Because the level of the Index at various times during the term of the Notes could be higher than the averaged closing level on the review dates, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index or the index components.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are redeemed and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the level of the reference asset and its underlying components; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity

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prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Notes, and the amount you will receive at maturity.

•

Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Averaging Dates—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive at maturity.

•

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in the United States and in other countries. For example, the United States Congress is currently considering legislation and legislation was passed by the House of Representatives in December 2009 (although that legislation has not yet been passed by the Senate) intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. If enacted, certain of the legislative proposals would, among other things, require the Commodity Futures Trading Commission (the “CFTC”) to adopt rules, apply existing rules, or modify its application of such rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” or “legitimate” hedging purposes, as defined in the proposed legislation. Under certain of the legislative proposals, the CFTC would also have the authority to impose limits on the over-the-counter positions. In addition, the CFTC recently issued proposed rules that, if adopted in the form proposed, would establish “hard” position limits on futures on energy commodities and would restrict the availability of hedge exemptions. The proposal requests comments from the public over a 90 day period ending in April, 2010. It is unclear whether the proposed rules will be adopted, and whether they will be modified prior to their adoption. The adoption of the proposed rules by the CFTC, or legislative action by the Congress, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.

•

The Notes May Be Subject to Certain Risks Specific to Industrial Metals—The physical commodities underlying the index components are industrial metals. Consequently, in addition to factors affecting commodities generally that are described above, the Index may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These may include, among others:

•	changes in the level of industrial activity using industrial metals, including the availability of substitutes such as man-made or synthetic substitutes;

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the level of the Index and the market value of the Notes, may offset or enhance the effect of another factor.

•

The LME’s Use of or Omission to Use Price Controls May Result in Limited Appreciation but Unlimited Depreciation in the Price of the Index Component and, Therefore, the Value of Your Securities—The index components are traded on the London Metal Exchange (the “LME”) and not on a U.S. futures exchange. U.S. exchanges have regulations that limit

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the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits”. In contrast, the LME has no daily price fluctuation limits to restrict the extent of daily fluctuations in the prices of contracts traded on the LME, including the index components. In a declining market, therefore, it is possible that prices for one or more contracts traded on the LME, including the index components, would continue to decline without limitation within a trading day or over a period of trading days. A steep decline in the price of any index component could have a significant adverse impact on the value of the Index and, therefore, the value of the Notes. Moreover, the LME has discretion to impose “backwardation limits” by permitting short sellers who are unable to effect delivery of an underlying commodity and/or borrow such commodity at a price per day that is no greater than the backwardation limit to defer their delivery obligations by paying a penalty in the amount of the backwardation limit to buyers for whom delivery was deferred. Backwardation limits tend to either constrain appreciation or cause depreciation of the prices of futures contracts expiring in near delivery months. Impositions of such backwardation limits could adversely affect the value of the Index and, therefore, the value of the Notes.

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Contracts Traded on the LME Are Exposed to Concentration Risks Beyond Those Characteristic of Futures Contracts On U.S. Futures Exchanges—Futures contracts traded on U.S. futures exchanges generally call for delivery of the physical commodities to which such contracts relate in stated delivery months. In contrast, contracts traded on the LME may call for delivery on a daily, weekly or monthly basis. As a result, there may be a greater risk of a concentration of positions in contracts trading on the LME on particular delivery dates than for futures contracts traded on U.S. futures exchanges, since, for example, contracts calling for delivery on a daily, weekly or monthly basis could call for delivery on the same or approximately the same date. Such a concentration of positions, in turn, could cause temporary aberrations in the prices of contracts traded on the LME for delivery dates to which such positions relate. To the extent such aberrations are in evidence on a given valuation date with respect to the price of any index component, they could adversely affect the value of the Index and, therefore, the value of the Notes.

Description of the Reference Asset

As the Index is a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Index. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. The Index is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the Index (currently, Aluminum, Copper, Lead, Nickel and Zinc) and (ii) the Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the Index.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through February 5, 2010. The Index closing level on February 5, 2010 was 214.46.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the averaging dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

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